Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED FEBRUARY 13, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

Knightscope Announces Contracts Totaling over $1 Million

MOUNTAIN VIEW, Calif. (February 13, 2017) – Knightscope, Inc., developer of advanced physical security technologies focused on significantly enhancing U.S. security operations, announced today that the Company has signed contracts representing total contract value in excess of $1 million. New client agreements valued at over $400,000 were closed in January 2017 alone.

These contracts are for deployments of Knightscope’s K3 and K5 Autonomous Data Machines in a variety of environments including corporate campuses, hospitals, malls, stadiums and movie studios across the U.S. Eight of the contracts were executed through December 31, 2016 representing $669,758 of total contract value and three additional contracts were executed during January 2017 with a $404,923 total contract value. Including these contracts and based on unaudited operating results, the Company’s revenues were in excess of $400,000 through December 31, 2016. Knightscope expects to begin deploying additional Autonomous Data Machines and to provide its services to new clients during the first quarter 2017.

This announcement of these unaudited figures is being filed as a supplement to the Offering Circular dated December 23, 2016 for the Company’s Series m Preferred Stock and accounts for contracts executed after the June 30, 2016 unaudited financials included in the Offering Circular. The figures listed in this News Release are not intended to amend or replace Knightscope’s June 30, 2016 unaudited financial statements.

Potential investors seeking additional information about the offering are invited to attend an investor webinar moderated by SeedInvest with Knightscope Chairman and CEO, William Santana Li, on Tuesday February 21, 2017 at 12pm PST / 3:00pm EST. RSVP for the webinar is required and may be completed online here:

https://attendee.gotowebinar.com/register/2910261424223169539

Investors interested in purchasing Series m Preferred Stock in Knightscope can now do so exclusively online at SeedInvest: www.seedinvest.com/knightscope.

About Knightscope, Inc.

Knightscope, Inc. is an advanced security technology company that utilizes Software + Hardware + Humans to provide its clients with new groundbreaking anomaly detection capabilities. In an increasingly volatile world, we are developing one of the most important technologies to come out of Silicon Valley that will empower the public and private sectors to proactively build stronger, safer communities, ultimately saving money and lives. Crime has a $1 trillion negative economic impact on the U.S. every single year and our long-term mission is to cut it in half. Schedule a demo and learn more at www.knightscope.com.

SEC Disclaimer

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that Knightscope may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

Forward-Looking Statements

This release may contain forward-looking statements regarding projected business performance, operating results, financial condition and other aspects of the company, expressed by such language as “expected,” “anticipated,” “projected” and “forecasted.” Please be advised that such statements are estimates only and there is no assurance that the results stated or implied by forward-looking statements will actually be realized by the company. Forward-looking statements may be based on management assumptions that prove to be wrong. The Company and its business are subject to substantial risks and potential events beyond its control that would cause material differences between predicted results and actual results, including the company incurring operating losses and experiencing unexpected material adverse events.

Contacts for Knightscope, Inc.

Christian Shelton, 760-791-6476

christian@crowdfundx.com